345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

July 7, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Dale Welcome
Claire Erlanger
Sarah Sidwell
Jennifer Angelini

Re:	Nubia Brand International Corp.
Preliminary Proxy Statement on Schedule 14A Filed June 9, 2023
File No. 001-41323

Dear Mr. Welcome:

On behalf of Nubia Brand International Corp. (the “Company”), we are hereby responding to the letter, dated June 20, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s preliminary proxy statement on Schedule 14A, filed on June 9, 2023 (the “Proxy Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment to the Proxy Statement (the “Amended Proxy Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Proxy Statement to address the comments, by providing an explanation if the Company has not so revised the Proxy Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amended Proxy Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Proxy Statement. The changes reflected in the Amended Proxy Statement include those made in response to the Staff’s comments as well as other updates.

Preliminary Proxy Statement on Schedule 14A, filed June 9, 2023

General

1.

We note your revisions in response to prior comment 1.  Please further revise your disclosure to indicate the expected period of time between the “Effective Time” and the “Closing Date.”  Clarify whether G3 will remain the sole shareholder of HBC throughout this period, or whether another party or parties will become HBC shareholders prior to the closing date.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout in accordance with the Staff’s comment, including, but not limited to, the disclosure on page vii.

2.

We note your response to prior comment 2 and reissue it in part.  Please tell us whether G3 has any plans, arrangements, or understandings with respect to the common stock, including to distribute the shares to beneficial owners, and if so, state the exemption.

Response: G3 has no plans, arrangements, or understandings with respect to the Combined Company’s Common Stock, including any distribution of shares of the Combined Company’s Common Stock to the beneficial owners of G3.

3.	We note your response to prior comment 4 and your Form 8-K filed June 16, 2023, regarding the special shareholding meeting held on June 14, 2023. Please revise your disclosure throughout to reflect the outcome of this meeting. Include, without limitation, the percentage of redeeming shareholders, changes in extension deposits, and effects on the trust account.

Response: The Company has revised the disclosure throughout the Amended Proxy Statement in accordance with the Staff’s comment.

4.	We note your response to prior comment 5. Please further revise your disclosure to address the following:

●	Include the number of potential Holdback Shares as of the date of your registration statement, in addition to the formula on page ii.

●	Disclosure on page 3 refers to potential forfeiture of Holdback Shares in respect of G3 or the Company’s indemnification obligations under the Contribution Agreement, but Section 12 of that agreement appears to relate solely to indemnification obligations of G3; please revise to reconcile. Clarify that forfeited Holdback Shares would not be issued, if true.

●	Clearly disclose, if true, that the Holdback Shares can be issued at closing or following closing, depending on whether the tax lien has been released. In this regard, we note Section 3.5 of the merger agreement and the definitions therein of “Closing Merger Consideration Shares” (which treats Holdback Shares as a contingent portion of the merger consideration shares) and “Merger Consideration Shares” (which contemplates issuance of Holdback Shares in addition to Closing Merger Consideration Shares).

●	Clearly identify the party or parties to which the Holdback Shares are issuable, distinguishing between closing and post-closing issuances if different. In this regard, we note disclosure on page 3 that Holdback Shares “shall be issued pro rata to the persons who held HBC common stock as of immediately prior to the Closing.”

●	Clarify disclosure throughout regarding the merger consideration and its relation to the Holdback Shares. For instance, disclosure on page 9 that G3 “will receive 70 million shares as consideration for the merger” does not appear to take into account the Holdback Shares, and disclosure on page 3 appears to indicate that G3 will receive 70 million shares and additional Holdback Shares. Describe assumptions regarding Holdback Shares in connection with the ownership table on page 10, by footnote or otherwise.

●	Define the terms (i) “merger consideration” on page iii with specificity, rather than by reference to the merger agreement, and (ii) “Closing Merger Consideration Shares” on page 139 as appropriate for consistency with the foregoing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages iii, viii, 3, 9, 10, 55, 56, 74, 75, 80, 81, 139, 173, 178, and 204 of the Amended Proxy Statement in accordance with the Staff’s comment.

5.

We note your response to prior comment 6 and reissue it in part.  Please file the form of registration rights agreement with your proxy statement.  Please additionally revise your disclosure regarding the registration rights agreement to describe all material provisions.  Identify the parties thereto, revising references to “certain” or “initial” stockholders, and reconciling apparent inconsistencies, for instance on pages 8 and 56.  Quantify the number of shares, and any other securities, that will have registration rights following the closing.

Add related risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages i, 9, 55, 56, 80, and 204 of the Amended Proxy Statement in accordance with the Staff’s comment.

Questions and Answers about the Proposals, page v

6.

We note your response to prior comment 16. As previously requested, please expand your disclosure in the section titled “Questions and Answers about the Proposals” which begins on page v, to address the potential cash shortfall in the maximum redemption scenario.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page xii of the Amended Proxy Statement in accordance with the Staff’s comment:

Risk Factors

We may require additional capital to support business growth .. . . . , page 38

7.

We note your response to prior comment 9 and reissue it in part.  Clearly state if and when additional funding will be required by the combined company, revising disclosure throughout that indicates funding “may” be required, and updating references to June 30, 2023.  In an appropriate location, describe more specifically anticipated funding requirements in relation to the combined company’s business plans, explaining underlying assumptions.  In this regard, we note disclosure on page 158 that indicates Honeycomb’s existing funding is sufficient for Sample A; please describe funding requirements in relation to the other items within the table.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 38, 158 and 186 to address the Staff’s comment in part.

The amended and restated bylaws that will be effective . . . .. , page 59

8.

We note your response to prior comment 10.  While your disclosure indicates that “the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act,” we are unable to locate this provision within the Second Amended Certificate of Incorporation; please reconcile.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page B-6 in accordance with the Staff’s comment.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 3(F), page 178

9.

We note that G3 has the contingent right to receive up to an additional 22,500,000 earnout shares of the combined company’s common stock as part of the merger consideration.  Please address the following comments related to the earnout shares:

●	Please tell us and disclose how you plan to account for the issuance of the earnout shares and cite the authoritative literature you have relied upon.

●	Please tell us and disclose how you determined the $139 million fair value of the earnout merger consideration, as well as where this has been reflected in your pro forma financial statements.

Response: With respect to the first bullet point, the Company acknowledges the Staff’s comment and has revised the disclosure on page 178 in accordance with the Staff’s comment.

The Company utilized a Monte Carlo simulation analysis to determine the fair value of the earnout.  In a Monte Carlo simulation, a computer is used to generate random price movements, which are constrained by the expected volatility of the underlying security.  The Company considered dilution into the valuation of the earnout based on the number of additional shares to be received by the Honeycomb shareholders and the expected capitalization table upon closing. Key assumptions included: dilution of 71.4%-94%, risk free rate of 4.1% and volatility of 70%.

The accounting for the Earnout Shares was first evaluated under ASC 718 to determine if the arrangement represents a share-based payment arrangement. Because there are no service conditions nor any requirement of the participants to provide goods or services, the Company determined that the Earnout Shares are not within the scope of ASC 718.

Next, the Company determined that the Earnout Shares represent a freestanding equity-linked financial instrument to be evaluated under ASC 480 and ASC 815-40. Based upon the analysis, the Company concluded that the Earnout Shares should not be classified as a liability under ASC 480.

The Company next considered the equity classification conditions in ASC 815-40-25 and concluded that all of them were met. Therefore, the Earnout Share arrangement is appropriately classified in equity.

As the merger is accounted for as a reverse recapitalization, the fair value of the Earnout Share arrangement will be accounted for as an equity transaction as of the closing date of the merger.

Please do not hesitate to contact Alex Weniger-Araujo at (212) 407-4063 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Jaymes Winters
Nubia Brand International Acquisition Corp.

4